

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2017

<u>Via E-mail</u>
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

  Re: PetIQ, Inc.
     Amendment No. 4 to
     Draft Registration Statement on Form S-1
     Submitted May 22, 2017
     CIK No. 0001668673

Dear Mr. Christensen:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

1. Please further quantify, to the extent material, each factor you cite as impacting the increase in net sales and gross profit for the three months ended March 31, 2017. See Item 303(b) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 88</u>

2. Please also disclose the approximate dollar value of the amount involved in each transaction since your fiscal year ended 2016, as applicable.

<u>Financial Statements</u>
<u>PetIQ, Inc.</u>

3. Please revise to provide updated financial statements as required by Rule 3-12 of Regulation S-X.

<u>PetIQ, LLC and subsidiaries</u>
<u>Note 1. Principal Business Activity and Significant Accounting Policies</u>
<u>Property, Plant and Equipment, Page F-9 and F-22</u>

4. We note your disclosure on page F-10 that depreciation and amortization expense is recorded in general and administrative expenses in the consolidated statements of comprehensive income. However, you state on page F-22 that depreciation and amortization expense is recorded in cost of sales and general and administrative expenses. Please clarify and revise your accounting policy to disclose whether a portion of your depreciation and amortization is included in cost of sales. If depreciation or amortization is not allocated to cost of sales, please revise the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
        Winston & Strawn LLP